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                                                             File No. 070- 10299

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 AMENDMENT NO. 3
                                       TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           1011 Centre Road, Suite 324
                           Wilmington, Delaware 19805

                     CenterPoint Energy Service Company, LLC
                       CenterPoint Energy Funding Company
                    CenterPoint Energy Houston Electric, LLC
                 CenterPoint Energy Transition Bond Company, LLC
               CenterPoint Energy Transition Bond Company II, LLC
                      Houston Industries FinanceCo GP, LLC
                 CenterPoint Energy Investment Management, Inc.
                       CenterPoint Energy Properties, Inc.
                       CenterPoint Energy Resources Corp.
                     Arkansas Louisiana Finance Corporation
                              Arkla Industries Inc.
                   CenterPoint Energy Alternative Fuels, Inc.
                     CenterPoint Energy Field Services, Inc.
                     CenterPoint Energy Gas Receivables, LLC
                   CenterPoint Energy Gas Transmission Company
             CenterPoint Energy - Illinois Gas Transmission Company
                   CenterPoint Energy Intrastate Holdings, LLC
                     Pine Pipeline Acquisition Company, LLC
                      CenterPoint Energy Gas Services, Inc.
         CenterPoint Energy - Mississippi River Transmission Corporation
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                     CenterPoint Energy MRT Services Company
                   CenterPoint Energy Pipeline Services, Inc.
                           CenterPoint Energy OQ, LLC
                  CenterPoint Energy Intrastate Pipelines, Inc.
                      Minnesota Intrastate Pipeline Company
                                NorAm Financing I
                              HL&P Capital Trust II
                    CenterPoint Energy Funds Management, Inc.
                     CenterPoint Energy International, Inc.
                      CenterPoint Energy Avco Holdings, LLC
              CenterPoint Energy Offshore Management Services, LLC

                          c/o CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

  (Name of companies filing this statement and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                           Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                     Baker Botts L.L.P.
Baker Botts L.L.P.                            3000 One Shell Plaza
The Warner                                    Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700
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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                  From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "will," or other similar words.

                  We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

                  Some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are discussed under "Risk Factors" in Item 1 of Part I of the Annual Report of CenterPoint Energy, Inc. on Form 10-K for the fiscal year ended December 31, 2004.

                  The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.
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                                TABLE OF CONTENTS

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                                                                                  PAGE
ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION.....................................1
                     A.        Requested Authorization.............................1
                     B.        Background..........................................3
                     C.        The Financing Request..............................10
                     D.        Restructuring of Non-Utility Subsidiaries..........27
                     E.        Filing of Certificates of Notification.............27
ITEM 2.    FEES, COMMISSIONS AND EXPENSES.........................................30
ITEM 3.    APPLICABLE STATUTORY PROVISIONS........................................31
                     A.        Applicable Provisions..............................31
                     B.        Rule 54 Analysis...................................31
ITEM 4.    REGULATORY APPROVAL....................................................31
ITEM 5.    PROCEDURE.32
ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS......................................32
                     A.        Exhibits...........................................32
                     B.        Financial Statements...............................33
ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS................................34

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                  CenterPoint Energy, Inc. ("CenterPoint" or the "Company"),
Utility Holding, LLC ("Utility Holding") and their respective Subsidiaries (together, the "Applicants" or the "CenterPoint System") hereby amend and restate their Application-Declaration as follows:(1)

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. REQUESTED AUTHORIZATION

                  This Application-Declaration seeks the following authorizations and approvals of the Securities and Exchange Commission (the "Commission"):

         In order to ensure that the CenterPoint System is able to meet its capital requirements and plan its future financing, Applicants hereby request authorization as more fully described herein for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing through June 30, 2008 (the "Authorization Period"). Applicants request authority to engage in these transactions through September 30, 2006, and ask the Commission to reserve jurisdiction over transactions during the remainder of the Authorization Period, pending completion of the record. Based on their business plans and the current condition in the financial markets, Applicants anticipate that the authority sought in this Application will be used during the Authorization Period primarily to refinance the Current Authority (defined below) and to meet ongoing operational needs of their respective businesses.(2)

                  (i) CenterPoint requests authorization for: (a) securities issuances,(3) (b) guarantees and other forms of credit support, as well as performance guarantees ("Guarantees"), and
                  (c) hedging transactions, as described more fully herein.


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         (1) The term "Subsidiaries" refers to the companies listed on the cover page (other than CenterPoint and Utility Holding), as well as any direct or indirect subsidiary companies that CenterPoint may form with the approval of the Commission. The term "Utility Subsidiaries" refers to CenterPoint Energy Houston Electric, LLC ("CEHE") and CenterPoint Energy Resources Corp. ("CERC"). The term "Non-Utility Subsidiaries" refers to Subsidiaries other than the Utility Subsidiaries. "Inactive Subsidiaries" refers to the entities listed on Exhibit L-1. CenterPoint's Subsidiaries in existence as of March 31, 2005 and its Inactive Subsidiaries are further described in Exhibit K-1.

         (2) "Current Authority" is the total amount of securities that are outstanding or could be outstanding (in the case of credit facilities that are not fully drawn) under the 2003 Omnibus Financing Order, as set forth in the first column of Ex. G-1. Ex. G-1 is a table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding as of the date of the order requested by this Application; (ii) the amount of incremental investment authority that is being requested; and (iii) the total amount of securities that could be outstanding at any one time during the Authorization Period, if the Commission were to grant all of the requested authority and upon the release of all of the reservations of jurisdiction.

         (3) The term "issuance" refers to the issue or sale of the subject security.

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                  (ii) With respect to its Subsidiaries, CenterPoint requests such authorization as may be required for issuances of securities, Guarantees, and hedging transactions, as described more fully herein.

                  (iii) CenterPoint requests that the Commission approve the continuation of a CenterPoint Group Money Pool (the "Money Pool").

                  (iv) CenterPoint and its Subsidiaries request that the Commission approve the continuation of existing financing arrangements, Guarantees and hedging arrangements, as well as any transactions undertaken to extend the terms of or replace, refund or refinance existing obligations and the issuance of new obligations in exchange for existing obligations, provided in each case that the issuing entity's Consolidated Capitalization (as defined herein) is not increased as a result of such financing transaction.

                  (v) CenterPoint further requests authority to issue or sell external debt securities, preferred stock, preferred securities (including trust preferred securities) and equity-linked securities in an aggregate amount (including the outstanding securities referenced in (iv) above) not to exceed $4.334 billion at any one time outstanding during the Authorization Period. CenterPoint requests that the Commission reserve jurisdiction over $500 million of the requested authority.(4)

                  (vi) CenterPoint requests authority to issue or sell an additional 200 million shares of common stock or options, warrants or other rights to purchase an equivalent number of shares of common stock (and to issue or deliver common stock upon the exercise of such options, warrants or other rights), and to issue one Right (as defined herein) in connection with each share of common stock and to issue securities in connection with such Right, in the event such Right is exercised.

                  (vii) CEHE(5) requests authority to issue or sell external debt securities, preferred stock and preferred securities (including trust preferred securities) in an aggregate amount (including the outstanding securities referenced in (iv) above) not to exceed $4.280 billion at any one time outstanding during the Authorization Period. CEHE requests that the Commission reserve jurisdiction over $500 million of the requested authority.

------------------

         (4) For purposes of this application, the term "external" financing refers to a transaction in which securities are issued and sold to an entity that is not affiliated with the CenterPoint System. Each of CenterPoint, CEHE and CERC is requesting authority on a corporate, rather than a consolidated basis. Utility Holding is not seeking authority to issue and sell external debt or equity securities.

         (5) CEHE was sometimes referred to as "the T&D Utility" in other CenterPoint filings.

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                  (viii) CERC(6) requests authority to issue or sell external debt securities, preferred stock and preferred securities (including trust preferred securities) in an aggregate amount (including the outstanding securities referenced in (iv) above) not to exceed $3.257 billion at any one time during the Authorization Period. CERC requests that the Commission reserve jurisdiction over $500 million of the requested financing authority.

                  (ix) The Subsidiaries may also finance their capital needs through borrowings from CenterPoint, directly or indirectly through Utility Holding, and Utility Holding requests authority to issue and sell securities to its parent company, CenterPoint, and to acquire securities from its subsidiary companies as described herein.

                  (x) CenterPoint requests that the Commission approve the issuance by CenterPoint and its Subsidiaries of nonexempt Guarantees in an amount such that the total amount of nonexempt Guarantees issued by CenterPoint and its Subsidiaries, in the aggregate, does not exceed $4 billion outstanding at any time during the Authorization Period (the "CenterPoint System Guarantee Limit").

                  (xi) Each of CenterPoint and the Non-Utility Subsidiaries requests authority for the declaration and payment of dividends out of capital or unearned surplus to the extent described below, and request that the Commission reserve jurisdiction over the requested authority.

                  (xii) CenterPoint requests authority to form and capitalize financing entities (including special purpose subsidiaries) (collectively "Financing Subsidiaries" or "Financing Subsidiary") in connection with the issuance of securities as requested in this filing as well as authority for the financing entities to issue such securities and to transfer the proceeds of any financing to their respective parent companies.

                  (xiii) CenterPoint also requests continued authority for the Non-Utility Subsidiaries to restructure their duly authorized businesses from time to time.

                  (xiv) CenterPoint and its Subsidiaries request authority during the Authorization Period in an aggregate amount of up to $5 million for the Inactive Subsidiaries as described more fully herein, and request that the Commission reserve jurisdiction over the requested authority.

B. BACKGROUND

                  1. Generally

                  By order dated July 5, 2002 (HCAR No. 27548) (the "July Order"), the Commission authorized the formation of a new registered holding company, CenterPoint, and the

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         (6) CERC was referred to as "GasCo" in other CenterPoint filings.

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distribution ("Distribution") to shareholders of the remaining stock of Reliant
Resources, Inc. ("RRI").(7) The Distribution, which was made on September 30, 2002, completed the separation from CenterPoint of the merchant power generation and energy trading and marketing business of RRI.

                  CenterPoint's public-utility subsidiary companies own and operate electric transmission and distribution facilities, natural gas distribution facilities and natural gas pipelines:

- CEHE engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston.

- CERC owns gas distribution systems. Through unincorporated divisions, CERC provides natural gas distributions services in Louisiana, Mississippi, Texas, Arkansas, Oklahoma and Minnesota. Through wholly owned subsidiaries, CERC owns two interstate natural gas pipelines and gas gathering systems, provides various ancillary services and offers variable and fixed price physical natural gas supplies to commercial and industrial customers and natural gas distributors.

                  In July 2004, CenterPoint announced its agreement to sell its majority owned subsidiary, Texas Genco Holdings, Inc. ("Texas Genco"), to Texas Genco LLC (formerly known as GC Power Acquisition LLC), an entity owned in equal parts by affiliates of The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group. On December 15, 2004, Texas Genco completed the sale of its fossil generation assets (coal, lignite and gas-fired plants) to Texas Genco LLC for $2.813 billion in cash. Following the sale, Texas Genco distributed $2.231 billion in cash to CenterPoint. Texas Genco's principal remaining asset then was its ownership interest in the South Texas Project, a nuclear generating facility. The final step of the transaction, the merger of Texas Genco with a subsidiary of Texas Genco LLC in exchange for an additional cash payment of $700 million to CenterPoint, was completed on April 13, 2005, following receipt of approval from the Nuclear Regulatory Commission.

                  In addition to the gas pipeline and gathering Subsidiaries discussed above, CenterPoint has Non-Utility Subsidiaries engaged in, among other things, financing activities, real estate and energy and gas-related activities.(8) Utility Holding is an intermediate registered holding company formed to minimize tax inefficiencies, and it serves merely as a conduit.(9)

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         (7) On April 26, 2004, RRI changed its corporate name to Reliant
Energy, Inc. For ease of reference, the Application/Declaration will continue to refer to the company as RRI herein.

         (8) A list and description of the businesses of the Non-Utility Subsidiaries is included in Schedule 4.1 to the Joint Registration Statement of CenterPoint and Utility Holding on Form U5B, as modified by Form U5S, all of which are incorporated herein by reference.

         (9) The Commission in Reliant Energy, Inc., Holding Co. Act Release No. 27548 (July 5, 2002) noted that "Applicants request the Commission to `look through' Utility Holding LLC." Id. at n. 13.

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                  For the year ended December 31, 2004, CenterPoint had revenues of $8.5 billion, and income from continuing operations before income taxes and extraordinary loss of $344 million. As of December 31, 2004, CenterPoint had assets totaling $18 billion.

                  Based on their business plans and the current condition in the financial markets, Applicants anticipate that the authority sought in this Application will be used during the Authorization Period primarily to refinance the Current Authority (defined above) and to meet ongoing operational needs of their respective businesses. Those activities are expected to consist primarily of the issuance of debt securities with the proceeds utilized to retire existing debt and to pay costs of issuance of new debt and any tender or call premiums associated with retired debt. In addition, certain incremental authority is sought to address potential incremental needs during the Authorization Period due to changes in both CenterPoint's businesses and the financial markets. For example, if either of CEHE or CERC experienced significant damage to its facilities, such as a result of a hurricane or some other event, additional capital amounts might be required for repairs or replacement of facilities. Even though insurance may cover some of these costs, the need to respond quickly to restore service in an emergency may require CenterPoint to access the capital markets on short notice in order to finance repairs or to procure other equipment. The amount of any such unexpected requirement for additional capital is of necessity not readily quantifiable, but CenterPoint needs flexibility to move expeditiously and hence is seeking additional financing authority to address such possibilities.

                  Similarly, rapid changes in the capital markets require CenterPoint to maintain flexibility in the types of financing it pursues. If CenterPoint were to find itself unable to finance at one of its subsidiaries, the parent company would need the flexibility to raise funds itself and loan or contribute them to the subsidiary. Also, there may be changes in the market's appetite for a given type of security. For example, although Applicants are seeking authority for the issuance of preferred stock, at least until recently, that type of security has not generally been in favor in the market. In the event, however, that preferred stock becomes a more attractive financing alternative, CenterPoint seeks authority to issue that security.

         2. Existing Financing Authority

                  CenterPoint currently has an aggregate external debt authority of $5.169 billion, with the Commission reserving jurisdiction over an additional $478 million. CEHE holds an aggregate external debt authority of $3.853 billion, with the Commission reserving jurisdiction over an additional $250 million, and CERC holds an aggregate external debt authority of $2.607 billion, with the Commission reserving jurisdiction over an additional $430 million.

                  By Holding Company Act Release No. 27692, File No. 70-10128, dated June 30, 2003, and by various supplemental orders (collectively, the "2003 Omnibus Financing Order"), the Commission authorized CenterPoint and its Subsidiaries to effect certain financial transactions.

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         3. Transactions Pursuant to Authority Granted in the 2003 Omnibus
Financing Order

                  Pursuant to the authority granted in the 2003 Omnibus Financing Order, CenterPoint and its Subsidiaries have engaged in the following financing transactions, which collectively have provided the CenterPoint System greater liquidity at more favorable terms than existed at the time of the June 2003 Omnibus Financing Order:

- In July 2003, CenterPoint remarketed two series of insurance-backed pollution control bonds aggregating $151 million, reducing the interest rate from 5.8% to 4%. Of the total amount of bonds remarketed, $92 million mature on August 1, 2015 and $59 million mature on October 15, 2015.

- On September 9, 2003, CEHE issued $300 million aggregate principal amount of 5.75% general mortgage bonds due January 15, 2014. Proceeds were used to repay approximately $258 million of intercompany notes payable to CenterPoint and to repay approximately $40 million of money pool borrowings. Proceeds in the amount of approximately $292 million from the note and money pool repayments were ultimately used by CenterPoint to repay a portion of the term loan under CenterPoint's February 28, 2003 credit facility.

- On September 9, 2003, CenterPoint issued $200 million aggregate principal amount of 7.25% senior notes due September 1, 2010. Proceeds in the amount of approximately $198 million were used to repay a portion of the term loan under CenterPoint's February 28, 2003 credit facility.

- On October 7, 2003, CenterPoint entered into a new three-year credit facility composed of a revolving credit facility of $1.4 billion and a $925 million term loan. Proceeds from the first step of the Texas Genco disposition, which were received in December 2004, together with cash from a $177 million "price to beat" clawback payment received from RRI in November 2004, were used to retire the term loan, redeem $375 million in trust preferred securities and temporarily repay all borrowings under the revolving credit facility, which was reduced to $750 million. The $750 million facility was replaced in March 2005 with a $1 billion revolving credit facility having a 5-year term, which is summarized below.(10)

- On November 3, 2003, CERC issued $160 million aggregate principal amount of its 5.95% senior notes due 2014. CERC accepted $140 million aggregate principal amount of CERC's 6 3/8% Term Enhanced ReMarketable Securities (the "TERMS") maturing in November 2003 and $1.25 million as consideration for the unsecured senior notes. CERC retired the TERMS received and used the remaining proceeds to finance remaining costs of issuance of the notes and for general corporate purposes.

- On December 17, 2003, CenterPoint issued $255 million aggregate principal amount of convertible senior notes due January 15, 2024 with an interest rate of 2.875%.

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         (10) This $1 billion credit facility is further explained infra Section
B.3.

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- In February 2004, $56 million aggregate principal amount of collateralized
5.6% pollution control bonds due 2027 and $44 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017 were issued on behalf of CEHE. The pollution control bonds are collateralized by general mortgage bonds of CEHE with principal amounts, interest rates and maturities that match the pollution control bonds. The proceeds were used to extinguish two series of 6.7% collateralized pollution control bonds with an aggregate principal amount of $100 million issued on behalf of CenterPoint.(11) CEHE's 6.7% first mortgage bonds, which collateralized CenterPoint's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. CEHE's 6.7% notes payable to CenterPoint were also cancelled upon the extinguishment of the refunded pollution control bonds.

- In March 2004, $45 million aggregate principal amount of 3.625% collateralized insurance-backed pollution control bonds due 2012 and $84 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017 were issued on behalf of CEHE. The pollution control bonds are collateralized by general mortgage bonds of CEHE with principal amounts, interest rates and maturities that match the pollution control bonds. The proceeds were used to extinguish two series of 6.375% collateralized pollution control bonds with an aggregate principal amount of $45 million and one series of 5.6% collateralized pollution control bonds with an aggregate principal amount of $84 million issued on behalf of CenterPoint.(11) CEHE's 6.375% and 5.6% first mortgage bonds, which collateralized CenterPoint's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. CEHE's 6.375% and 5.6% notes payable to CenterPoint were also cancelled upon the extinguishment of the refunded pollution control bonds.

- In March 2005, CenterPoint replaced its $750 million revolving credit facility with a $1 billion five-year revolving credit facility under which borrowings may be made at LIBOR plus 100 basis points based on current credit ratings. An additional utilization fee of 12.5 basis points applies to borrowings any time more than 50% of the facility is utilized. Changes in credit ratings would lower or raise the increment to LIBOR depending on whether ratings improved or were lowered.

- In March 2005, CEHE established a $200 million five-year revolving credit facility under which borrowings may be made at LIBOR plus 75 basis points based on CenterPoint Houston's current credit rating. An additional utilization fee of
12.5 basis points applies to borrowings any time more than 50% of the facility is utilized. Changes in credit ratings would lower or raise the increment to LIBOR depending on whether ratings improved or were lowered.

- CEHE also established a $1.31 billion senior secured credit facility in March 2005 (the "CEHE Backstop Facility"). This facility is available to be utilized only to refinance

---------------------------

         (11) The pollution control bonds extinguished represent debt that was incurred by the integrated utility prior to the formation of CenterPoint, but became an obligation of the holding company, upon its formation, under the terms of the underlying installment payment agreements.

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CEHE's $1.31 billion term loan maturing in November 2005 in the event that proceeds from the issuance of the Transition Bonds are not sufficient to repay such term loan. Drawings may be made under this credit facility until November 2005, at which time any outstanding borrowings are converted to term loans maturing in November 2007. Under this facility, (i) 100% of the net proceeds from the issuance of transition bonds and (ii) the proceeds, in excess of $200 million, from certain other new net indebtedness for borrowed money incurred by CEHE must be used to repay borrowings under the facility. Based on CEHE's current credit ratings, borrowings under the facility can be made at LIBOR plus 75 basis points. Changes in credit ratings would lower or raise the increment to LIBOR depending on whether ratings improved or were lowered. Any drawings under this facility must be secured by CEHE's general mortgage bonds in the same principal amount and bearing the same interest rate as such drawings.

         4. Existing Financing Arrangements

                  As of March 7, 2005, CenterPoint had outstanding borrowings or capacity under existing credit facilities totaling $3.834 billion. These included a $1 billion bank facility, $519 million in uncollateralized pollution control bonds, $678 million in collateralized pollution control bonds, $600 million in senior unsecured notes, $830 million of convertible senior notes and $107 million, representing the debt component of the Zero-Premium Exchangeable Subordinated Notes ("ZENS"). Financing entities that were indirect subsidiaries of CenterPoint had issued $100 million of trust preferred securities.

                  Also as of that date:

                  - CEHE and its subsidiaries had outstanding borrowings or capacity under existing credit facilities totaling approximately $3.779 billion. These included a $200 million bank facility, the $1.31 billion term loan, $102 million in First Mortgage Bonds, $1.262 billion in General Mortgage Bonds, $229 million in collateralized pollution control bonds, and $676 million in transition bonds issued by its subsidiary, CenterPoint Energy Transition Bond Company, LLC.(12)

                  - CERC had outstanding borrowings or capacity under existing credit facilities totaling $2.605 billion. These obligations included $2.242 billion in notes and debentures, $77 million in convertible subordinated debentures, $36 million in notes payable and $250 million in unused capacity under a bank facility. CERC had also received advances totaling $181 million under a $375 million receivables facility. CERC's subsidiary, NorAm Financing I, had issued $334,000 of trust preferred securities.

         5. Texas Financing Order

                  Pursuant to the Texas Electric Choice Law, the Public Utility Commission of Texas (the "Texas Commission") determined in a true-up proceeding the stranded and certain

-----------------------

         (12) This summary does not include the CEHE Backstop Facility, which is available only to refinance CEHE's $1.31 billion term loan.

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other costs that CEHE would be entitled to recover from customers. On December
2, 2004, CEHE filed an application with the Texas Commission for a financing order (the "Financing Order") to permit securitization of the sum of the total balance determined by the Texas Commission in its order issued in December 2004 (the "True-Up Order"), which will be adjusted upward to reflect the accrual of interest and payment of excess mitigation credits after August 31, 2004.(13) The Financing Order was issued on March 16, 2005 (PUC Docket No. 30485).(14) The Financing Order authorizes CEHE to securitize approximately $1.494 billion plus
(i) the amount of excess mitigation credits provided by CEHE after August 31, 2004, (ii) interest on the stranded cost amount through the date of issuance of the Transition Bonds and (iii) certain up-front qualified costs related to the issuance of the Transition Bonds.(15)

         Pursuant to the Financing Order, the Transition Bonds will be issued by Transition Bond II, with the net proceeds paid by Transition Bond II to CEHE in exchange for the right to collect transition charges imposed under the Financing Order. The principal amount and interest on the bonds will be amortized through non-bypassable transition charges to CEHE's customers, as authorized by the Texas Commission. The obligations on the bonds will be non-recourse to CEHE and to all other entities in the CenterPoint system other than Transition Bond II. CenterPoint had hoped to be in a position to issue approximately $1.8 billion in Transition Bonds by mid-2005, but several parties have appealed the Texas Commission's Financing Order. In light of those appeals, CEHE will be unable to issue Transition Bonds until the appeals are resolved. That delay may cause CEHE to rely on the CEHE Backstop Facility when its existing $1.31 billion term loan matures in November 2005.

-------------------------

         (13) In a previous order, the Texas Commission ordered CEHE to provide certain credits for what were then viewed as excess mitigation costs over a period of time. Those credits terminated as of April 29, 2005 under a settlement approved by the Texas Commission.

         (14) A number of parties have filed appeals of the financing order with the district court in Travis County, Texas, and CenterPoint anticipates that the issuance of the Transition Bonds will be delayed while those appeals remain pending.

         (15) Under the Restructuring Law, CEHE is entitled to recover any portion of the true-up balance not securitized by the Transition Bonds through a non-bypassable competition transition charge. In general, the retail electric customers within the utility's service territory as it existed on May 1, 1999 will be assessed competition transition charges regardless of whether the retail electric customers receive service from the utility that historically served them or another entity. Competition transition charges are similar to transition charges in the way they are imposed and collected, but competition transition charges are not securitized. In January 2005, CEHE filed an application for a competition transition charge to recover the entire true-up balance (plus accrued interest and excess mitigation credits). CEHE adjusted the amount sought through the competition transition charge to the extent that it was authorized to securitize any portion of such amount. In an order issued at the same time as the Financing Order, the Texas Commission required that the benefit of certain deferred taxes be reflected as a reduction in the competition transition charge rather than as a reduction to the balance on which Transition Bonds could be issued. Under the Texas Commission's rules, the competition transition charge will allow CEHE to earn a return on the unamortized true-up balance to be recovered through the competition transition charge. Hearings in this proceeding occurred in April, 2005.

                  CEHE will seek authority in a separate application for the issuance of the Transition Bonds by Transition Bond II.

C. THE FINANCING REQUEST

         1. Parameters for Financing Authority

                  Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, without further prior approval by the Commission. The following general terms will be applicable to the financing transactions requested to be authorized hereby:

                  (a) Effective Cost of Money. The effective cost of capital for long-term debt, short-term debt, preferred securities and equity-linked securities will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) any long-term debt securities exceed 500 basis points over comparable term U.S. Treasury securities; or (ii) any short-term debt securities exceed 300 basis points over the comparable-term London Interbank Offered Rate. The dividend rate on any series of preferred stock or preferred or equity-linked securities will not exceed (at the time of issuance) 700 basis points over comparable term U.S. Treasury securities.

                  (b) Maturity. The final maturity of long-term indebtedness will not exceed 50 years. All series of preferred stock, preferred securities and equity-linked securities will be required to be redeemed no later than 50 years after the issuance thereof, except for preferred stock or preferred securities that are perpetual in duration.

                  (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the issue, sale or distribution of securities pursuant to this Application will not exceed the competitive market rates that are consistent with similar securities of comparable credit quality and maturities issued by other companies; provided that in no event will such fees and commissions exceed seven percent (7%) of the principal or face amount of the securities being issued or gross proceeds of the financing.(16)

                  (d) Use of Proceeds. The proceeds from the sale of securities in external financing transactions approved herein will be used for general corporate purposes including (i) the financing, in part, of the capital expenditures of the CenterPoint System, (ii) the financing of working capital requirements of the CenterPoint System, (iii) the repayment and/or refinancing of debt; (iv) the

-------------------

         (16) Issuance Expenses will not count toward the Effective Cost of Money discussed above.

                  acquisition, retirement, or redemption of securities previously issued by the issuing party, (v) direct or indirect investment in companies authorized by an order of the Commission, and (vi) other lawful purposes.

                  The Applicants represent that no such financing proceeds will be used to acquire a new Rule 58, Electric Wholesale Generator ("EWG"), or Foreign Utility Company ("FUCO") subsidiary (as those terms are defined by rule or statute) unless such transaction is consummated in accordance with an order of the Commission at any time CenterPoint's ratio of common equity to total capitalization (net of securitization obligations) is less than 30%. Provided, however, that CenterPoint may increase its investment in an existing Rule 58 Company to the extent necessary or desirable to preserve or enhance the value of CenterPoint's investment in the company as long as CenterPoint's aggregate investment in energy- or gas-related companies is within the limit stated in Rule 58 and is otherwise in compliance with Rule 58 and upon the condition that CenterPoint has filed, and continues to file, a Form U-9C-3 for any and all energy- or gas-related subsidiaries (including those held since the formation of CenterPoint by the July Order of 2002 to the present). Provided further that any acquisition of an EWG or FUCO will be in compliance with Rule 53 or in accordance with an order of the Commission.

                  (e) Common Equity Ratio. Net of securitization debt, CenterPoint's projected equity capitalization will be 30% or more of its Consolidated Capitalization by June 30, 2008. Consolidated Capitalization is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, treasury stock and other comprehensive income), minority interests, preferred stock, preferred securities, equity-linked securities, long-term debt, short-term debt and current maturities ("Consolidated Capitalization"). In connection with the requested authority, CenterPoint is undertaking to provide the Commission on a quarterly basis confidential exhibits updating CenterPoint's financial projections and assumptions through 2008.

                  From the date of their formation, each of CERC and CEHE has at all times maintained common equity of at least 30% of its Consolidated Capitalization.

                  At all times during the Authorization Period, CERC will maintain common equity of at least 30% of its Consolidated Capitalization.

                  In carrying out the Texas Commission's Financing Order issued on March 16, 2005 (PUC Docket No. 30485), CEHE's consolidated member's equity ratio is projected to decrease below the Commission's target of 30% of Consolidated Capitalization during part of the period that the Transition Bonds are outstanding, if the securitization debt is included. The decrease in CEHE's consolidated member's equity ratio below 30% is due to the Transition Bonds being shown as debt in the consolidated financial statements of CEHE. The Transition Bonds will be non-recourse to CEHE and will be serviced by the cash flows from the transition charges imposed under the Financing Order, not the revenues of CEHE's utility operations. Excluding the Transition Bonds from the consolidated pro forma capital structure of CEHE, the member's equity ratio would be least 30% of its Consolidated Capitalization at all times during the Authorization Period.(17)

                  Other than with respect to the Money Pool, Applicants submit to a reservation of jurisdiction over all authority granted in this order during any portion of the Authorization Period when: (1) the common equity ratio of CenterPoint (net of securitization debt), on a consolidated basis, falls below its common equity ratio as of March 31, 2005;(18) (2) the member's equity ratio of CEHE, on a consolidated basis (net of securitization debt) falls below 30% of Consolidated Capitalization, or (3) the common equity ratio of CERC, on a consolidated basis, falls below 30% of its Consolidated Capitalization.

                  (f) Investment Grade Ratings. Apart from common stock, member interests or securities issued for the purpose of funding the operations of subsidiaries through the Money Pool, no guarantees or other securities may be issued in reliance on the authority requested herein unless: (i) the security to be issued, if rated, is rated investment grade by at least one nationally recognized statistical rating organization as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934 ("NRSRO");
                  (ii) all outstanding rated securities of the issuer are rated investment grade by at least one NRSRO; and (iii) all outstanding rated securities of CenterPoint are rated investment grade by at least one NRSRO.(19)

--------------------------

         (17) Following issuance of the Transition Bonds, CEHE is expected to have member's equity capitalization of slightly less than 30% of Consolidated Capitalization if the securitization debt is included. CEHE will improve its equity ratio as securitization obligations are paid down. It is anticipated that CEHE will reach a level of at least 30% of Consolidated Capitalization by 2010, if the securitization debt is included as debt.

         (18) Based on CenterPoint's Quarterly Report on Form 10-Q for the quarter ended March 30, 2005, CenterPoint's common equity represented 11.4% of its Consolidated Capitalization (excluding securitization debt).

         (19) The Applicants ask the Commission to reserve jurisdiction of the issuance of securities subject to the Investment Grade Ratings criteria where one or more of the Investment Grade Ratings criteria are not met. As noted previously, Utility Holding is not seeking authority to issue external debt or equity securities, and Utility Holding does not currently have any outstanding external debt or equity securities.

As of May 1, 2005, Moody's Investor Service ("Moody's"), Standard & Poor's and Fitch, Inc. ("Fitch") had assigned credit ratings to: (1) the CenterPoint Senior Unsecured Debt of Ba2, BBB- and BBB-, respectively; (2) the CEHE Senior Secured Debt (First Mortgage Bonds) of Baa2, BBB and BBB+ respectively; and (3) the CERC Senior Debt of Ba1, BBB and BBB. All of these ratings, except for the ratings by Moody's for CenterPoint's Senior Unsecured Debt and CERC's Senior Debt, are investment grade. As of May 1, 2005, both Moody's and Fitch had

                  (g) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is June 30, 2008), provided, however, that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities issued on or before either September 30, 2006 or June 30, 2008, whichever is the current authorization expiry date, and in accordance with the terms of such authorization may be issued or delivered after such date.

         2. CenterPoint External Financing

                  CenterPoint requests authority to issue and sell securities including common stock, preferred stock and preferred and equity-linked securities (either directly or through a subsidiary), warrants, long-term and short-term debt securities and convertible securities and derivative instruments as described herein.(20) CenterPoint also requests authorization to enter into obligations with respect to tax-exempt debt issued on behalf of CenterPoint by governmental authorities and requests that the Commission reserve jurisdiction over the request.(21) Such obligations may relate to the refunding of outstanding tax-exempt debt or to the remarketing of tax-exempt debt. CenterPoint seeks authorization to enter into lease arrangements in connection with the foregoing issuances of tax-exempt securities, and enter into certain hedging transactions, as discussed below under the section entitled, "Risk Management Devices.". Based on their business plans and the current condition in the financial markets, Applicants anticipate that the authority sought in this Application will be used during the Authorization Period primarily to refinance the Current Authority (defined above) and to meet ongoing operational needs of their respective businesses.

                  CenterPoint may sell securities covered by this Application in any one of the following ways: (i) through underwriters; (ii) to initial purchasers in transactions in reliance on Rule 144A under the Securities Act of 1933 or dealers; (iii) through agents; (iv) directly to a limited number of purchasers or a single purchaser; (v) in exchange for already outstanding securities, including tender offers; or (vi) directly to employees (or to trusts established for their benefit), shareholders and others. If underwriters are used in the sale of the securities, such securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to

-----------------------------

designated CEHE's senior debt as "stable" outlook, and Moody's had placed CenterPoint's and CERC's senior debt on credit watch for possible upgrade.

         (20) Any convertible or equity-linked securities or warrants would be convertible into or linked only to securities that CenterPoint and its Subsidiaries are otherwise authorized to issue pursuant to an order in this file.

         (21) The total amount of such tax-exempt debt outstanding is $1,196,750,000, and is listed in detail in Ex. G-1.2. See n.25 and the section entitled "Utility Subsidiary Financing" for additional information.

the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by CenterPoint) or directly by one or more underwriters acting alone. The securities may be sold directly by CenterPoint or through agents designated by CenterPoint from time to time. If common or preferred stock or convertible debt is being sold in an underwritten offering, CenterPoint may grant the underwriters thereof a "green shoe" option permitting the purchase from CenterPoint at the same price of additional shares or debt then being offered solely for the purpose of covering over-allotments.

                  Sales may be registered under the Securities Act of 1933 or effected through competitive bidding among underwriters. In addition, sales may be made through private placements, sales to initial purchasers in Rule 144A transactions or other non-public offerings to one or more persons. All such sales will be upon terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

                  (a) Common Stock

                  CenterPoint is authorized under its restated articles of incorporation to issue one billion shares of common stock, par value $.01 per share, and related preferred stock purchase rights. Each share of common stock includes one right ("Right") to purchase from CenterPoint a unit consisting of one one-thousandth of a share of CenterPoint Series A Preferred Stock at a purchase price of $42.50 per unit, subject to adjustment under specified circumstances, as described in Exhibit I-1. The Rights are issued pursuant to the Rights Agreement dated as of January 1, 2002 between CenterPoint and JPMorgan Chase Bank (the "Rights Agreement"), a copy of which was filed with CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-31447) and incorporated by reference.(22) As of February 28, 2005, CenterPoint had 308,501,031 shares of common stock outstanding. CenterPoint seeks authority to issue 200 million additional shares of common stock (including Rights) and to issue

---------------------------

         (22) The Rights will become exercisable shortly after (i) any public announcement that a person or group of associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of CenterPoint common stock; or (ii) the start of a tender or exchange offer that would result in a person or group of associated persons becoming a 20% owner. The Rights are also exercisable for shares of (i) CenterPoint common stock in the event of certain tender or exchange offers not approved by the CenterPoint board; and (ii) the common stock of an acquiring company in the event of certain mergers, business combinations, or substantial sales or transfers of assets or earning power. Under certain circumstances, CenterPoint may substitute cash, property, other equity securities or debt, or may reduce the exercise price of the Rights. The Rights attach to all certificates representing the outstanding shares of common stock and are transferable only with such certificates. The Rights are redeemable at CenterPoint's option prior to their becoming exercisable and expire on December 31, 2011.

CenterPoint seeks continued authority to continue to implement the Rights Agreement, including the authority to issue shares of CenterPoint Series A Preferred Stock or CenterPoint common stock, or to provide other consideration issued upon exercise of the Rights. Such securities issuances will not be counted against the external financing limits requested in this filing.

warrants, options and other rights to acquire an equivalent amount of common stock, and to buy and sell derivative securities to hedge anticipated common or preferred stock offerings. The proposed anticipatory hedging strategies and the derivative securities to be used for that purpose are discussed below, under the section entitled "Risk Management Devices." CenterPoint will not engage in speculative transactions.

                  Such issuances may be used for the general corporate purposes described above in Section C.1.(d). In addition, CenterPoint proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or negotiated block purchases, shares of CenterPoint common stock for allocation under incentive compensation plans and other equity compensation and employee benefit plans, and for the CenterPoint Investor's Choice Plan.(23) Such transactions would comply with applicable law and Commission interpretations then in effect. The requested authority to issue or deliver CenterPoint common stock under these plans includes the authority to issue related options, warrants, stock appreciation rights, stock units, time-based restricted stock, performance awards and other securities pursuant to those plans. Any newly issued shares of common stock, including shares of common stock issued upon the conversion or exercise of warrants, convertible debt or other equity-linked securities, will be counted toward the overall limit on common stock; shares of common stock purchased in the open market or otherwise acquired for the purpose of reissuance under Stock Based Plans will not be counted toward this limit to the extent that the net effect of the purchase and reissuance does not increase the number of shares of common stock outstanding.

                  CenterPoint may also issue common stock as consideration, in whole or in part, for acquisitions of securities or businesses or assets where such acquisition is otherwise authorized by an order of the Commission.

                  (b) External Debt, Preferred Stock, Preferred and Equity-Linked Securities

                  CenterPoint requests Commission authorization during the Authorization Period to issue debt securities and preferred stock, and to issue directly or indirectly through one or more Financing Subsidiaries (defined under the section entitled "Financing Subsidiaries," below) long-term debt securities, preferred stock, preferred securities (including, trust preferred securities), and equity-linked securities (including preferred stock, preferred securities that are convertible, either mandatorily or at the option of the holder, into common stock, or forward purchase contracts for common stock) in an amount not to exceed that authorized by an order in this file.

-----------------------

         (23) CenterPoint's existing stock-related employee plans are:
CenterPoint Energy, Inc. Savings Plan; CenterPoint Energy, Inc. 1994 Long-Term Incentive Compensation Plan; Long-Term Incentive Plan of CenterPoint Energy, Inc.; CenterPoint Energy, Inc. and Subsidiaries Common Stock Participation Plan for Designated New Employees and Non-Officer Employees; NorAm Energy Corp. 1994 Incentive Equity Plan; and CenterPoint Energy, Inc. Stock Plan for Outside Directors (collectively, the "Stock Based Plans"). The requested authority relating to benefit and compensation plans is intended to apply to these plans, as they may be amended or supplemented from time to time, and similar plans or arrangements that may be adopted in the future without any additional prior Commission order.

                  Long-term debt securities may be comprised of bonds, notes, medium-term notes or debentures under one or more indentures, long-term indebtedness under agreements with banks or other institutional lenders, directly or indirectly, and convertible debt.(24) Long-term securities could also include obligations relating to the refunding or remarketing of tax-exempt debt issued on behalf of CenterPoint or its Subsidiaries by governmental authorities.

                  Long-term debt issued pursuant to the requested authority will be unsecured.(25) Specific terms of any borrowings may include one or more revolving credit facilities, and will also continue to be determined by CenterPoint at the time of issuance. Any borrowings will comply in all regards with the parameters on financing authorization set forth above. The request for authorization for CenterPoint to issue long-term debt securities is consistent with the current authority under the 2003 Omnibus Financing Order and authorization that the Commission has granted to other combination gas and electric holding companies.(26)

                  Short-term debt issued by CenterPoint will be unsecured. Types of short-term debt securities may include borrowings under one or more bank loans, commercial paper, short-term notes, bid notes, institutional borrowings, and privately placed notes. Specific terms of any short-term borrowings will be determined by CenterPoint at the time of issuance and will comply with the parameters for financing authorization set forth above. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under generally accepted accounting principles ("GAAP").(27)

                  CenterPoint may sell commercial paper or privately placed notes ("commercial paper"), from time to time, in established domestic or European commercial paper markets. Such commercial paper may be sold at a discount or bear interest at a rate per annum prevailing at the date of issuance for commercial paper of a similarly situated company. CenterPoint may, without counting against the limit on parent financings set forth above, maintain back-up lines of credit in connection with one or more commercial paper programs in an aggregate amount not to exceed the amount of authorized commercial paper.

-------------------------

         (24) Debt will be convertible only into such securities as are otherwise authorized by an order in this file.

         (25) Currently certain pollution control bonds outstanding at CenterPoint are secured by mortgage bond obligations of CEHE. See n.21, Ex. G-1.2 and the sections entitled "CenterPoint External Financing" and "Utility Subsidiary Financing" for additional information.

         (26) See, e.g., E.ON AG, Holding Co. Act Release No. 27539 (June 14,
2002); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31,
2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000).

         (27) Applicants state that the CenterPoint treasury department communicates with the CenterPoint accounting department regarding the timing of put options to ensure the proper accounting.

                  CenterPoint may sell shares of preferred stock with terms of each series as may be designated in the instrument creating each such series. Shares of preferred stock may be convertible or exchangeable into CenterPoint common stock, provided that preferred stock will be convertible only into such common stock as is otherwise authorized in this file.

                  CenterPoint may sell short-term notes through one or more private placements or public offerings primarily to traditional money market investors. CenterPoint may enter into individual agreements with one or more commercial banks that may or may not be lenders under CenterPoint credit facilities. These agreements would permit CenterPoint to negotiate with one or more banks on any given day for such lender, or any affiliate or subsidiary of such lender, to purchase promissory notes directly from CenterPoint.

                  Equity-linked securities issued by CenterPoint will be exercisable or exchangeable for or convertible, either mandatorily or at the option of the holder, into common stock or indebtedness or allow the holder to surrender to the issuer or apply the value of a security issued by CenterPoint, as approved by the Commission, to such holder's obligation to make a payment on another security of CenterPoint issued as permitted by the Commission. Any convertible or equity-linked securities will be convertible into or linked to common stock, preferred securities or unsecured debt that CenterPoint is otherwise authorized to issue by Commission order directly, or indirectly through Financing Subsidiaries on behalf of CenterPoint.

                  Preferred stock and equity-linked securities may be sold directly or indirectly to or through underwriters, initial purchasers or dealers or pursuant to any other method of distribution described for common stock in
Section 2 above. The Commission has approved the issuance of such securities on several occasions.(28)

                  (c) Risk Management Devices

                  As stated above, CenterPoint requests authority to enter into hedging transactions solely related to interest rates on outstanding debt, and to enter into anticipatory hedging transactions that may relate either to anticipated debt or to anticipated common or preferred stock offerings.

                  CenterPoint requests authority to enter into hedging transactions intended to reduce or manage interest rate risks. These transactions may include, but are not limited to interest rate swaps, caps, floors, collars, forward agreements, issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or U.S. governmental agency (e.g., Fannie Mae) obligations or LIBOR based swap instruments (collectively referred to as "Hedging Instruments"). The transactions would be for fixed periods and stated notional amounts as generally accepted as prudent in the capital markets. In no case will the notional principal amount of any Hedging Instrument exceed

-----------------------

         (28) The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9,
2000); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).

that of the underlying debt instrument. CenterPoint will not engage in "speculative transactions" as that term is described in Statement of Financial Accounting Standards ("SFAS") 133, as amended ("Accounting for Derivative Instruments and Hedging Activities"). Transaction fees, commissions and other amounts payable to brokers in connection with a Hedging Instrument will not exceed those generally obtainable in capital markets for parties of comparable credit quality. CenterPoint may employ interest rate hedging as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. CenterPoint will only enter into agreements with counterparties having a senior debt rating at the time the transaction is executed of an investment grade, as published by a NRSRO ("Approved Counterparties").

                  In addition, CenterPoint requests authorization to enter into hedging transactions with respect to anticipated debt and common or preferred stock offerings (the "Anticipatory Hedges"), subject to the limitations and restrictions expressed below. Such Anticipatory Hedges would only be entered into with Approved Counterparties (or on approved exchanges, if applicable), and would be utilized to fix and/or limit the risk associated with any future issuance of securities through appropriate means, including (i) a forward sale of exchange-traded hedging instruments (of the types listed as interest rate Hedging Instruments, defined above), (ii) the purchase of put options on Hedging Instruments, (iii) a put options purchase in combination with the sale of call options Hedging Instruments, and (iv) some combination of the above and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more Approved Counterparties, or a combination of the two. CenterPoint will determine the structure of each Anticipatory Hedge transaction at the time of execution.

                  In connection with proposed hedging transactions and derivative instruments related to CenterPoint's debt and equity issuances, CenterPoint here provides an explanation of its hedging strategies and the instruments to be used for those purposes. CenterPoint has no program or specific plan with respect to its hedging activities, but would utilize a given risk management device depending on then current market conditions and the expected economic results from a hedging transaction. In connection with tax-exempt financing, CenterPoint is obligated to pay principal and interest on the underlying bonds and thus could need to hedge against changes in interest rates to preserve the expected economic benefit of the transaction.

                  Fees, commissions and other amounts payable to the broker or exchange (excluding, however, the swap or option payments) in connection with Hedging Instruments or Anticipatory Hedges will not exceed those generally obtainable in competitive markets for similarly-situated parties of comparable credit quality. Each Hedging Instrument and Anticipatory Hedge will be treated for accounting purposes as provided for under GAAP. CenterPoint will comply with SFAS 133 and SFAS 138, as amended, ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial

Accounting Standards Board. CenterPoint represents that each hedging transaction and each anticipatory hedging transaction will qualify for hedge accounting on a continuing basis under U.S. GAAP.

         3. Utility Subsidiary Financing

                  The Utility Subsidiaries request authority to issue and sell securities, including preferred stock, preferred securities (including trust preferred securities) (either directly or through a subsidiary), and long-term and short-term debt securities (including convertible debt, commercial paper and privately placed short-term notes) on the same terms and conditions discussed above for CenterPoint, except that Utility Subsidiary debt will be subject to the respective CEHE and CERC limits on aggregate amounts of securities outstanding at any one time, as set by an order in this file.(29) The Utility Subsidiaries also request authorization to enter into obligations with respect to new tax-exempt debt issued on behalf of a Utility Subsidiary by governmental authorities as well as obligations entered into in connection with the refunding of outstanding tax-exempt debt assumed by CenterPoint in connection with the August 31, 2002 restructuring by which CenterPoint and Utility Holding became holding companies for the Utility Subsidiaries.(30) The Utility Subsidiaries also request authority to enter into hedging transactions intended to reduce or manage interest rate risks in connection with the foregoing issuance of securities, subject to the limitations and requirements applicable to CenterPoint. Based on their business plans and the current condition in the financial markets, Applicants anticipate that the authority sought in this Application will be used during the Authorization Period primarily to refinance the Current Authority (defined above) and to meet ongoing operational needs of their respective businesses.

         4. Guarantees and Intra-System Advances

                  (a) Guarantees

                  Authorization is requested for CenterPoint and its Subsidiaries during the Authorization Period to enter into guarantees on their own behalf and on behalf of their respective Subsidiaries to third parties, obtain letters of credit, enter into support or expense agreements or liquidity support agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries, including performance guarantees, as may be appropriate to carry on in the ordinary course of CenterPoint or its Subsidiaries' duly-authorized utility and related businesses, and the Subsidiaries request authority to provide to their respective Subsidiaries guarantees and other forms of credit support such that in the aggregate, CenterPoint and its Subsidiaries will not enter into guarantees in an amount exceeding the CenterPoint


------------------

         (29) To the extent CEHE issues secured debt, the debt will be secured by assets or securities owned by CEHE. To the extent CERC issues secured debt, such debt will be secured by a pledge of the stock of its nonutility subsidiary companies. CERC currently does not have outstanding secured debt.

         (30) See nn. 21 & 25, Ex. G-1.2 and the section entitled "CenterPoint External Financing" for additional information.

System Guarantee Limit.(31) Excluded from the CenterPoint System Guarantee Limit are obligations exempt pursuant to Rule 45 under the Act.

                  CenterPoint currently has a number of types of guarantees in effect. Among other things, it has issued guarantees with respect to payment obligations of certain of its Subsidiaries, both to counterparties and, in some cases, to regulatory authorities where required under applicable laws; entered into indemnification agreements to support the issuance of surety bonds on behalf of itself and its Subsidiaries, entered into agreements to guarantee certain amounts related to the issuance of securities by certain Subsidiaries and to guarantee certain other Subsidiary expenses and liabilities. In addition, CERC has guaranteed the office space lease of one of its subsidiaries.

                  Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, CenterPoint will determine the exposure under a guarantee for purposes of measuring compliance with the CenterPoint System Guarantee Limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts. As appropriate, these estimates will be made in accordance with GAAP and sound financial practices. Such estimation will be reevaluated periodically.

                  The guarantor may charge each Subsidiary a fee for any guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

                  The amount of any guarantees will be counted toward the applicable limits under Rules 53 and 58.

                  (b) Money Pool


-----------------------

         (31) The amount of the requested authority is intended to accommodate situations such as the CenterPoint System's exposure to, among other things, the volatility of natural gas prices. Although natural gas supplies have been sufficient in recent years, available supplies are subject to disruption from a variety of events, which can have the effect of creating rapid change in pricing.

As explained in CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2004, CERC is subject to volatility in gas prices. Additionally, CERC must commit to gas purchases in advance of receipt of the revenues under which they recover those costs. During periods of rapid increase in prices, the volumes involved in such purchases can significantly increase the dollar value of the credit that suppliers effectively extend to their purchasers. In view of the recent experience of many energy companies, suppliers generally are more cautious in making large commitments to customers and maintain careful scrutiny of customers' credit. When prices go up, CenterPoint and its subsidiaries may be required to demonstrate increased financial commitments to purchasers.

Depending on the circumstances, increased exposures may impact borrowing costs and certainly will require commitments of credit capacity to the supply contracts.

                  The Participants as defined below hereby request authorization to continue to conduct the Money Pool as approved in the 2003 Omnibus Financing Order. To the extent not authorized pursuant to Rule 52, the Participants other than CenterPoint also request authorization to make, from time to time, unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool.(32)

                  CenterPoint is requesting authorization to contribute surplus funds and to lend and extend credit to the Participants through the Money Pool. CenterPoint will not be a borrower from the Money Pool.

                  Under the terms of the Money Pool, each Participant determines each day the amount of funds each desires to contribute to the Money Pool, and contributes such funds to the Money Pool.(33) The determination of whether a Participant has funds to contribute and the determination whether a Participant shall lend such funds to the Money Pool is made by such Participant's treasurer, or by a designee thereof, in such Participant's sole discretion.(34) Each Participant may withdraw any of its funds at any time upon notice to the Service Company, as administrative agent of the Money Pool.

                  Short-term funds will be available from the following sources:
(1) surplus funds in the treasuries of the Participants, and (2) proceeds from external borrowings, including bank loans, the sale of notes and/or the sale of commercial paper by the Participants, in each case to the extent permitted by applicable laws and regulatory orders.(35)

                  Each borrowing Participant will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount then loaned through the Money Pool. On a day when more than one source of funds is

-------------------------

         (32) The participants in the Money Pool will be CenterPoint, CenterPoint Energy Service Company, LLC (the "Service Company"), the Utility Subsidiaries, CenterPoint Energy Properties, Inc. (owner of CenterPoint's office building, parking garage and dispatch facility), CenterPoint Energy Products, Inc. (inactive), and CenterPoint Energy Funding Company (collectively, the "Participants"). CenterPoint Energy Funding Company is an entity through which CenterPoint had funded or acquired foreign utility companies within the meaning of Section 33 of the Act and so, this company will be an investor in but not a borrower from the Money Pool. No exempt wholesale generator, foreign utility company or exempt telecommunications company will be a borrower from the Money Pool.


         (33) An Amended and Restated Form of Money Pool Agreement is attached hereto as Exhibit J-1.

         (34) Participants other than Utility Subsidiaries may contribute amounts to the Money Pool from either surplus funds or external borrowings. Utility Subsidiaries will only contribute surplus funds to the Money Pool.

         (35) As noted above, Utility Subsidiaries will only contribute surplus funds to the Money Pool.

invested in the Money Pool with different rates of interest used to fund loans through the Money Pool, each borrower will borrow pro rata from each such funding source from the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of funds invested into the Money Pool. If there are insufficient funds to meet all borrowing requests, the needs of the Utility Subsidiaries will be met before loans are made to any Non-Utility Subsidiaries.

                  The determination of whether a Participant has funds to lend to the Money Pool will be made by its Treasurer, or by a designee thereof. The Service Company, as administrator of the Money Pool, will provide each Participant with a report for each business day that includes, among other things, cash activity for the day and the balance of loans outstanding. All borrowings from the Money Pool shall be authorized by the borrowing Participant's treasurer, or by a designee thereof. No Participant shall be required to effect a borrowing through the Money Pool if such Participant determines that it can (and is authorized to) effect such borrowing more advantageously directly from banks or through the sale of its own notes or commercial paper. The Utility Subsidiaries will have the right to have priority with respect to borrowings from the Money Pool.

                  Funds which are loaned by Participants and are not utilized to satisfy borrowing needs of other Participants will be invested by the Service Company on behalf of the lending Participants in one or more short term instruments, including (i) interest-bearing deposits with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies;
(iii) commercial paper rated not less than A-1 by Standard & Poor's and P-1 by Moody's Investors Services, Inc.; (iv) money market funds; (v) bank certificates of deposit; (vi) Eurodollar funds; (vii) repurchase agreements collateralized by securities issued or guaranteed by the U.S. government; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

                  The interest rate applicable on any day to then outstanding loans through the Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by CenterPoint for external borrowings outstanding on that date. The daily effective cost shall be inclusive of interest rate swaps related to such external funds. If there are no external borrowings outstanding on that date, then the rate will be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate or if no composite is established for that day, then the applicable rate will be the composite for the next preceding day for which a composite is established. If the composite shall cease to exist, then the rate will be the composite which then most closely resembles the composite and/or most closely mirrors the pricing CenterPoint would expect if it had external borrowings.

                  Interest income related to external investments will be calculated daily and allocated back to lending Participants on the basis of their relative contribution to the Money Pool on that date.

                  Each Participant receiving a loan from the Money Pool shall repay the principal amount of such loan, together with all interest accrued thereon, on demand by the administrator and in any event not later than the expiration date of the Commission authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

                  Borrowings by the Utility Subsidiaries from the Money Pool should not exceed the following amounts at any one time outstanding during the Authorization Period:

                     CEHE       $600 million(36)
                     CERC       $600 million

                  (c) Other Intra-System Financing

                  The Subsidiaries may finance their capital needs through both short-term and long-term borrowings from CenterPoint, directly or indirectly through Utility Holding. The Financing Parameters (set forth above) will be applicable to intra-system financing transactions.

                  Authority is sought for the Utility Subsidiaries to acquire securities from their respective subsidiaries and to issue and sell securities to their respective parents, subject to the financing limitations set by order for CEHE and for CERC, respectively. Any short-term borrowings by Utility Subsidiaries pursuant to this request would be counted toward the Money Pool limits above.

                  Applicants state that Utility Holding is a subsidiary of CenterPoint and is the direct or indirect parent of all of the Subsidiaries. Applicants state that Utility Holding may have occasion to issue its debt or equity securities to CenterPoint in exchange for funds. Utility Holding could then purchase debt or equity securities of its Subsidiaries with those funds, adding to the capitalization of those Subsidiaries. Applicants state that no such issuance by Utility Holding will increase the CenterPoint system's securities held by third-parties. CenterPoint's issuance of securities will be only as approved by the Commission's order in this file and subject to the limitations imposed in such order, including the overall financing limitation, Utility Holding will also be subject to the CenterPoint overall financing limitation. All securities issuances by a Subsidiary to Utility Holding, will be subject to limitations imposed on that Subsidiary regarding securities issuances and will be within the dollar limitations imposed by the order in this docket, if any. The approval sought for Utility Holding is necessary because, as a holding company, it cannot avail itself of the exemptions offered by operation of Rule 52 and its securities issuances must be approved, even as it is acting as a conduit to invest funds by CenterPoint in the Subsidiaries. Applicants also seek authority for Utility Holding to transfer any financing proceeds received from the Subsidiaries to CenterPoint.

----------------------

         (36) CEHE's external borrowings under the $200 million revolving credit facility authorized in CenterPoint Energy, Inc., Holding Co. Act Release No. 27949 (Feb. 28, 2005), and through the Money Pool will not exceed $600 million in the aggregate during the Authorization Period.

                  (d) Authority for Inactive Subsidiaries

                  The Applicants request authority in an aggregate amount of up to $5 million during the Authorization Period to pay, on behalf of the Inactive Subsidiaries, administrative expenses and dissolution costs; to resolve claims and lawsuits of any Inactive Subsidiary, if any; and to pay any other costs and expenses that any Inactive Subsidiaries may incur from time to time. Applicants request that the Commission reserve jurisdiction this request.

         5. Changes in Capital Stock of Majority Owned Subsidiaries

                  The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock or other equity securities to CenterPoint or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

                  As needed to accommodate such proposed transactions and to provide for future issuances, request is made for authority to change the terms of any 50% or more owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by CenterPoint or other intermediate parent company; provided that the consents of all other shareholders or other equity holders have been obtained for the proposed change. This request for authorization is limited to CenterPoint's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.(37) CenterPoint will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements.(38)

--------------------------

         (37) The Commission has previously approved substantially similar proposals. See, e.g., FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).

         (38) Applicants state that, in the event that proxy solicitations are necessary with respect to the internal corporate reorganizations, Applicants will seek the necessary Commission approvals under Sections 6(a)(2) and 12(e) of the Act through the appropriate filing of a declaration.

         6. Payment of Dividends Out of Capital or Unearned Surplus

                  CenterPoint requests authority to declare and pay dividends out of capital or unearned surplus in an amount up to $300 million during the Authorization Period. CenterPoint requests that the Commission reserve jurisdiction over this request.(39)

                  Applicants also request a continuation of authority for the Non-Utility Subsidiaries to pay dividends with respect to the securities of the Non-Utility Subsidiaries and/or acquire, retire or redeem any securities of the Non-Utility Subsidiaries that are held by an associated company or affiliate, from time to time, through the Authorization Period, out of capital or unearned surplus, to the extent permitted under applicable corporate law; provided that no Non-Utility Subsidiary will declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of its assets, (ii) has engaged in a restructuring or reorganization; and/or
(iii) is returning capital to an associate company. Further, no Non-Utility Subsidiary that derives any material part of its revenues from the sale of goods, services or electricity to Utility Subsidiaries will declare or pay any dividend out or capital or unearned surplus. The Applicants request that the Commission reserve jurisdiction over the payment of such dividends out of capital or unearned surplus when any of these conditions are not met.

         7. Financing Subsidiaries

                  CenterPoint and its Subsidiaries propose to organize and acquire the common stock or other equity interests of one or more Financing Subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described herein. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent as set by an order in this file.(40) Authorization is hereby requested for the issuance of such securities by the Financing Subsidiaries and for the transfer of proceeds from such issuance to the respective parent companies.

                  CenterPoint and the Subsidiaries also request authorization to issue their subordinated unsecured notes ("Subordinated Notes") to any Financing Subsidiary to evidence the loan of financing proceeds by a Financing Subsidiary to its parent company. The principal amount, maturity and interest rate on such Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary, in respect of which the Subordinated Note is issued. CenterPoint or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of such Financing Subsidiaries.

------------------------

         (39) CEHE will be seeking authority to declare and pay dividends in a separate application in connection with the issuance of Transition Bonds.

         (40) As noted above in n.39, CEHE will be seeking authority in a separate order for Transition Bond II to issue Transition Bonds, and such authority would be subject to the financing limits set forth in the order in that matter.

                  It is anticipated that the Financing Subsidiaries will be wholly-owned subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any utility asset, as that term is defined under the Act, without first obtaining such further approval as may be required.

                  The business of the Financing Subsidiary will be limited to effecting financing transactions that have been otherwise authorized for CenterPoint and its Subsidiaries. In connection with such financing transactions, CenterPoint or its Subsidiaries may enter into one or more guarantees or other credit support agreements in favor of the Financing Subsidiary.

                  Any Financing Subsidiary organized pursuant to this filing shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for CenterPoint or its Subsidiaries.

                  The ability to use financing subsidiaries in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a financing subsidiary is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. For example, foreign finance subsidiaries, depending upon the identity of the borrowers, can often earn income that is not subject to current U.S. federal income taxation. However, decreasing tax exposure is usually not the primary goal when establishing a financing subsidiary. Because of the potential significant non-tax benefits of such transactions, discussed below, use of a financing subsidiary can benefit an issuer even without a net improvement in its tax position.

                  Financing subsidiaries can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Financing subsidiaries can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same time provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus they represent potential new sources of capital.

                  One aspect of transactions involving finance subsidiaries is that they can enable a more efficient allocation of risks among investors and the sponsor, resulting in a lower all-in financing rate. In a simple example, finance subsidiaries can be used to securitize specific assets, or pools of assets, at reasonable-to-attractive rates. The financing cost could be lower because the assets may have a unique risk profile that is especially appealing to specific investors, or because the diversification achieved by pooling assets reduces the total level of risk.

                  Each of CenterPoint and its Subsidiaries also requests authorization to enter into an expense-related agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such Financing Subsidiaries to third parties pursuant to this authorization will be included in the additional external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. Applicants also seek authority for the Financing Subsidiaries to transfer the proceeds of any financing to their respective parent companies.

D. RESTRUCTURING OF NON-UTILITY SUBSIDIARIES

                  The Commission previously authorized CenterPoint to restructure its non-utility subsidiaries from time to time as may be necessary or appropriate.(41) CenterPoint seeks a continuation of this authority, provided that companies in the CenterPoint System will engage, directly or indirectly, only in businesses that CenterPoint has been authorized to engage in by order or that are duly authorized by rule or statute.(42)

E. FILING OF CERTIFICATES OF NOTIFICATION

                  Applicants propose that, with respect to CenterPoint, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the "1933 Act") be integrated with the reporting system under the 1935 Act. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the calendar quarter in which the transactions occurred for the first three calendar quarters, and within 90 days after the end of the quarter for transactions which occur in the end-of-the-year calendar quarter.

                  The Rule 24 certificates will contain the following information as of the end of the applicable quarter (unless otherwise stated below):

                  (i) The sales of any common stock or preferred stock, preferred securities or equity-linked securities by CenterPoint or a Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities;

------------------------

         (41) Section 9(a)(1) of the Act requires prior Commission approval (whether by rule, regulation or order) for the acquisition of, among other things, "any securities . . . . or any other interest in any business." The requested authority is intended to provide CenterPoint flexibility to reorganize its duly-authorized non-utility businesses. Such reorganization may include transactions, such as the transfer of a business from one subsidiary to another, that technically would not involve the restructuring of a Subsidiary.

         (42) Id.

                  (ii) The total number of shares of CenterPoint common stock issued or issuable pursuant to options granted during the quarter under incentive compensation plans and other equity compensation and employee benefit plans, dividend reinvestment plans, and for the CenterPoint Investor's Choice Plan, including any plans hereafter adopted, together with the number of shares issued or issuable during the Authorization Period;

                  (iii) If CenterPoint common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

                  (iv) The market-to-book ratio of CenterPoint's common stock;

                  (v) If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

                  (vi) With regard to short-term, long-term, intrasystem and external debt: the amount and terms of any debt issued by CenterPoint during the quarter; and a chart showing: the aggregate amount of debt issued by CenterPoint during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) during the Authorization Period; and the total amount of debt authorized for CenterPoint during the Authorization Period;

                  (vii) With regard to short-term and long-term intrasystem debt (Utility Holding is not authorized to issue external debt): the amount and terms of any debt issued by Utility Holding during the quarter; and a chart showing: the aggregate amount of debt issued by Utility Holding during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) during the Authorization Period; and the total amount of debt authorized for Utility Holding during the Authorization Period;

                  (viii) With regard to short-term, long-term, intrasystem and external debt: the amount and terms of any debt issued by any Utility Subsidiary during the quarter; and a chart showing: the aggregate amount of debt issued by each Utility Subsidiary during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) for each Utility Subsidiary during the Authorization Period; and the total amount of debt authorized for each Utility Subsidiary during the Authorization Period;

                  (ix) A separate statement of the amount and terms of each intrasystem financing consummated by any Utility or Non-Utility Subsidiary;

                  (x) The notional amount and principal terms of any Hedging Instruments or Anticipatory Hedges entered into during the quarter and the identity of the parties thereto, as well as the aggregate notional amount of Hedging Instruments and Anticipatory Hedges entered into during the Authorization Period;

                  (xi) The notational amount and principal terms of any derivative instruments issued, bought or sold during the quarter and the identity of the parties thereto, as well as the aggregate notational amount of derivative instruments entered into during the Authorization Period;

                  (xii) The name, parent company and amount of equity in any intermediate subsidiary (including any financing conduit) during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter, which shall also show the amount of all securities issued by such subsidiaries during the Authorization Period;

                  (xiii) A summary of the previously filed information required by a Certificate of Notification on Form U-6B-2;

                  (xiv) The amount and terms of any other securities issued during the quarter under the authority granted by an order in this file, with a chart showing the aggregate issued during the Authorization Period;

                  (xv) (a) A description of any financing transactions conducted during the quarter, the proceeds of which were used to fund a subsidiary that is a Variable Interest Entity ("VIE") as that term is defined under FASB Interpretation 46R, Consolidation of Variable Interest Entities; " and (b) a description of the accounting for each such transaction.

                  (xvi) Consolidated balance sheets for CenterPoint and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter;

                  (xvii) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure on a consolidated basis of CenterPoint and of each Utility Subsidiary;

                  (xviii) A retained earnings analysis of CenterPoint on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter;

                  (xix) A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each;

                  (xx) As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of CenterPoint's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by CenterPoint; (e) the type of corporate entity; (f) the percentage owned by CenterPoint; (g) the identification of other owners if not 100% owned by CenterPoint; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary;

                  (xxi) A confidential exhibit updating CenterPoint's financial projections and assumptions through 2008;

                  (xxii) Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant
                           Application-Declaration will be filed or incorporated by reference into the next Rule 24 certificate in this file;

                  (xxiii) A computation in accordance with Rule 58(a) showing CenterPoint's "aggregate investment" in all energy- or gas-related companies, its "consolidated capitalization," a calculation of the amount remaining under its Rule 58 authority, a breakdown showing CenterPoint's aggregate investment in each energy- or gas-related company counting against the Rule 58 authority, and identification of any new energy- or gas-related company in which CenterPoint has invested or committed to invest during the preceding quarter;

                  (xxiv) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

                  In addition, Applicants shall file a report with the Commission, in this file, within two business days after the occurrence of any of the following: (i) a 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last reporting period for CenterPoint or any of the Utility Subsidiaries; (ii) CenterPoint or any of the Utility Subsidiaries defaults on any debt obligation in principal amount equal to or exceeding $10 million if the default permits the holder of the debt obligation to demand payment; (iii) an NRSRO has downgraded the senior debt ratings of CenterPoint or any of the Utility Subsidiaries; or (iv) any event that would have a material adverse effect on the ability of CenterPoint or any of its subsidiaries to comply with any condition or requirement in this order on an ongoing basis. The report shall describe all material circumstances giving rise to the event.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

                  The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated to be $120,000.

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ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. APPLICABLE PROVISIONS

                  Sections 6(a), 7, 9(a), 10 and 12(b) and (c) of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 58 and 62 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. RULE 54 ANALYSIS.

                  The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary company which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

                  CenterPoint has no "aggregate investments" in FUCOs, as that term is defined in Rule 53(a)(1)(i). Until recently, it held an EWG investment in Texas Genco, LP through its indirect subsidiary company, Texas Genco. The investment in Texas Genco, LP was CenterPoint's only EWG investment. In December 2004, Texas Genco and Texas Genco, LP completed the sale of all of Texas Genco, LP's fossil generation assets to a third party for $2.813 billion in cash. In the second step of the transaction, which closed on April 13, 2005, the third party acquired Texas Genco and the remaining nuclear generation assets for approximately $700 million cash. CenterPoint no longer has any "aggregate investment" in an EWG or a FUCO, as that term is defined in Rule 53(a)(1)(i).

                  CenterPoint had negative retained earnings as of December 31, 2004, and so is not in compliance with Rule 53(a)(1). CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4. REGULATORY APPROVAL.

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application-Declaration.

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ITEM 5. PROCEDURE.

                  The Commission is respectfully requested to publish the requisite notice under Rule 23 under the Act with respect to this Application-Declaration as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A. EXHIBITS.

A-1 Amended and Restated Articles of Incorporation of CenterPoint as adopted on November 2, 2001 (filed with the Commission on November 5, 2001 as Exhibit 3.1 to Registration Statement on Form S-4 (File No. 333-69502) and incorporated by reference herein).

A-2 Articles of Amendment to Amended and Restated Articles of Incorporation of CenterPoint, dated March 27, 2002 (filed with the Commission as Exhibit 3.1.1 to the Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2001 (File No. 333-69502) and incorporated by reference herein).

A-3 Amended and Restated By-Laws of CenterPoint as adopted on March 26, 2002 (filed with the Commission as Exhibit 3.2 to the Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2001 (File No. 333-69502) and incorporated by reference herein).

B-1 Not applicable.

C-1 Not applicable.

D-1 Not applicable.

E-1 Not applicable.

F-1 Opinion of counsel.

G-1 Table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding as of the date of the order requested by this Application; (ii) the amount of incremental investment authority that is being requested; and (iii) the total amount of securities that could be outstanding pursuant to the requested authority (previously filed).

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G-1.2 Principal amount of external debt and trust preferred securities of
CenterPoint and its Subsidiaries as of March 31, 2005.

G-2 Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2004 (File No. 1-31447) (filed with the Commission on March 16, 2005 and incorporated by reference herein).

G-3 Annual Report of CenterPoint Energy Houston Electric, LLC on Form 10-K for the year ended December 31, 2004 (File No. 1-03187) (filed with the Commission on March 24, 2005 and incorporated by reference herein).

G-4 Annual Report of CenterPoint Energy Resources Corp. on Form 10-K for the year ended December 31, 2004 (File No. 1-13265) (filed with the Commission on March 24, 2005 and incorporated by reference herein).

G-5 Annual Report of CenterPoint Energy Transition Bond Co., LLC on Form 10-K for the year ended December 31, 2004 (File No. 333-91093) (filed with the Commission on March 31, 2005 and incorporated by reference herein).

H-1 Proposed Form of Notice (previously filed).

I-1 Description of CenterPoint's Shareholder Rights Plan (previously filed).

J-1 Form of Second Amended and Restated Money Pool Agreement (previously filed).

K-1 Organizational Structure of CenterPoint Energy, Inc. and Subsidiary Descriptions.

L-1 List of Inactive Subsidiaries.

B. FINANCIAL STATEMENTS.

FS-1 Consolidated Balance Sheets of CenterPoint as of December 31, 2004 and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2004 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-31447)).

FS-2 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of December 31, 2004 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2004 (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-03187)).

FS-3 Consolidated Balance Sheets of CenterPoint Energy Resources Corp. as of December 31, 2004 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows of CenterPoint Energy Resources Corp. for the year ended December 31, 2004 (incorporated by reference to CenterPoint Energy Resources

                                       33
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Corp.'s Annual Report on Form 10-K for the year ended December 31, 2004 (File
No. 1-13265)).

FS-4 Balance Sheets of CenterPoint Energy Transition Bond Co., LLC as of March 31, 2005 (unaudited) and Statements of Income and Changes in Member's Equity and Statements of Cash Flows for the three months ended March 31, 2005 (unaudited) (incorporated by reference to CenterPoint Energy Transition Bond Co., LLC's Quarterly Report on Form 10-Q for the three months ended March 31, 2005 (File No. 333-91093)).

FS-5 CenterPoint consolidated financials (forecasts through 2009) (previously filed).

FS-6 CenterPoint Energy Houston Electric, LLC financials (forecasts through
2009) (previously filed).

FS-7 CenterPoint Energy Resources Corp. financials (forecasts through 2009) (previously filed).

FS-8 CenterPoint equity percentages as of December 31, 2004 (forecasts through
2009) (previously filed).

FS-9 CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2009) (previously filed).

FS-10 CenterPoint Energy Resources Corp. equity percentages (forecasts through
2009) (previously filed).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

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SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  June 9, 2005

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:   /s/ Rufus S. Scott
      --------------------------
      Rufus S. Scott
      Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.


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